EXHIBIT 99.1

[GRAPHIC OMITTED]         VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road
                            Fort, Mumbai ---400 001


To:      All Interested Parties

Date:    May 9, 2002

From:    Videsh Sanchar Nigam Limited

Re: Cash Offer for Up to 57,000,000 Equity Shares, including Equity Shares underlying American Depositary Shares of Videsh Sanchar Nigam Limited ("VSNL").

         VIDESH SANCHAR NIGAM LIMITED
         CUSIP#:    92659G600
         ISIN:      1NE316701015
         NYSE Trading Symbol: "VSL"
         Ratio:  1 ADS:2 Equity Shares


Please be advised that Panatone Finvest Limited's (the "Purchaser") offer to purchase up to 57,000,000 Equity Shares, including Equity Shares underlying the American Depositary Shares ("ADSs"), representing 20% of the paid-up and voting equity share capital of VSNL, at a purchase price of Rs. 202 per equity share (Rs. 404 per ADS) in cash, pursuant to the terms and conditions set forth in the Letter of Offer dated March 28, 2002 and amended on April 27, 2002 (the "Letter of Offer"), has expired.

Preliminary ADS results are as follows:

Number of ADSs presented:                 16,426,756 (includes protected items)
Number of ADSs not presented and
 therefore still available for
    trading on the NYSE:                   8,904,041

Participation in the Offer, as referred to in the Letter of Offer, does not guarantee that any ADSs surrendered will be accepted for tender in the Offer. Please be advised that a pro-ration of those Equity Shares tendered will be determined in the future. Those ADSs whose underlying Equity Shares are accepted will be cancelled and the cash proceeds will be distributed at a later date. Those Equity Shares underlying ADSs that are not accepted will be returned to the owner in the form of ADSs.

Additional information will be provided when it becomes available.

                                               For Videsh Sanchar Nigam Limited


                                                              /s/ Satish Ranade
                                                       ------------------------
                                                                  Satish Ranade
                                 EXECUTIVE DIRECTOR (LEGAL) & COMPANY SECRETARY

Copy: The Stock  Exchanges  at Mumbai,  Delhi,  Kolkatta,  Chennai and National
      Stock Exchange in India.